                                                                    Exhibit 99.1


                                                                          693017
                                                                   PRESS RELEASE


[LA MONDIALE LOGO                                                   [AEGON LOGO
  APPEARS HERE]                                                    APPEARS HERE]






LA MONDIALE AND AEGON TO ENTER INTO AN ALLIANCE IN EUROPE
---------------------------------------------------------

LA MONDIALE, the mutual French life insurance company, a specialist in life insurance and pensions, and AEGON, the multinational life insurance group, have agreed to enter into an alliance for pensions in Europe.

This agreement establishes a close partnership between the two companies and will focus on:

     - The creation of the first specialized European group pension network. This network will allow parties to meet the demands of large international clients and to seize the opportunities created by upcoming regulatory developments in the European Union.

     - La Mondiale joining forces with AEGON in developing new pension ventures in those European countries in which both groups are currently not present.

     - The introduction in other European countries of the model developed by LA MONDIALE PARTENAIRE to distribute specialized savings products through third-party distributors, such as banks and financial advisor networks.

     - The sharing of skills, especially in the field of asset management, information technology, and the development of new distribution channels.

This alliance is based on the strong belief of both groups that the need for supplemental pension provision will be increasingly important in Europe. The two groups expect strong growth in this sector in the years to come.

Clients of both groups will benefit from this alliance through the sharing of experience and resources of these leading pension providers in their respective markets, namely:
     -    AEGON in The Netherlands and the UK.
     -    LA MONDIALE in France.

This agreement is reinforced by the two groups taking stakes in activities related to the partnership. LA MONDIALE will take a stake in future European pension ventures of AEGON.

AEGON will become a minority shareholder in LA MONDIALE PARTICIPATIONS, the holding company under which the non-mutual activities of LA MONDIALE have been grouped. Initially, AEGON will take a 20% stake in the capital of LA MONDIALE PARTICIPATIONS.

Donald J. Shepard, chairman of the Executive Board of AEGON, stated "I am very excited about this partnership with a leading French insurance mutual. We share a common vision on the business opportunities in the European pension markets."

Patrick Peugeot, chairman and CEO of LA MONDIALE, said "The European pension market will experience a strong development." He further indicated that "this agreement was reached because our two groups share the same values. Through this alliance we will be able to extend the range of services offered to our respective clients in a number of European countries."

About LA MONDIALE
-----------------
La Mondiale is a French life insurance group, established as an insurance mutual company in 1905. The group is specialized in two areas: pensions and pension insurance. Ranked as the tenth life insurance group in the French market, the company has developed a distribution policy on the basis of its own networks and pension plans. The group is active in the French urban regions and overseas, in Luxemburg and in Spain. The group is among one of the most solvent life insurers in France, and has been ranked A+ by Standard & Poor's and Fitch IBCA.

For LA MONDIALE this European alliance will supplement the agreements reached in the French market in the course of the first quarter of 2002 with:

      - l'AG2R in the field of collective pensions through ARIAL ASSURANCE
      - MACIF in the field of individual life insurance.

About AEGON
-----------
AEGON N.V. is the holding company of one of the world's largest listed life insurance groups, ranked by market capitalization and assets. The Group was founded in 1983, with roots in the Netherlands extending back over 150 years. The AEGON Group is dedicated to creating better futures for all its stakeholders, operating through locally managed units in four major markets: the United States, Canada, the Netherlands and the United Kingdom. The Group is also present in a number of other countries, among which Hungary, Spain, Germany, Taiwan and China, and has a representative office in India. The Group employs over 25,000 people worldwide and has its headquarters in The Hague, the Netherlands.

Over 80% of AEGON's business comprises life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance, and limited banking activities. AEGON recognizes that a modern company's license to operate is defined both by its ability to create value for shareholders and policyholders and its respect for wider corporate, social and environmental responsibilities.

Safe harbor
-----------
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of the United States of America. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties, including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

More information will be given at a special press conference at the headquarters of La Mondiale, 22 Boulevard Malesherbes, 75008 Paris on Thursday 5 September 2002, 11.00 a.m.

Paris, The Hague, 5 September 2002
-------------------------------------------------------------------------------
LA MONDIALE                                     AEGON N.V.
Press contacts                                  Group Communications
Laure Le Roch                                   Tel +31 (0)70 344 83 44
Tel +33 (0)1 44 94 67 54                        E-mail groupcom@aegon.nl
E-mail laure.leroch@lamondiale.com                     -----------------
       ---------------------------              www.aegon.com
www.lamondiale.com                              -------------
------------------